Halifax House Price Index

National Index — March 2002

FOR IMMEDIATE RELEASE — WEDNESDAY, 3RD APRIL 2002

Al[illegible]ex (1983=100)

Index (seasonally adjusted) **330.9** | Monthly Change **0.4%** | Annual Change **16.0%**

Standardised Average Price (seasonally adjusted) **£102,227**

- UK house prices rose by 0.4% in March (seasonally adjusted.
- The annual rate of house price inflation in the UK eased to 16.0%.
- We expect higher unemployment and weaker income growth to cause house price growth to ease over the second half of this year.
- First-time buyers are continuing to find it difficult to buy property in many parts of the country as supply shortages and high prices are making house purchase difficult. Lower house price inflation in 2002 will provide some welcome support to first-time buyers.


House Price Inflation
(% change, year on year)
16
12
8
4
0
-4
1995
1996
1997
1998
1999
2000
2001
2002

Source: Halifax House Price Index

Commenting on the figures Gary Styles, Head of Group Economics, said:

"The housing market has been very strong in recent months and the latest figures for March show further significant gains. House prices have risen by nearly 9% in the last 5 months and by 16% in the last year.

Our economic assessment is that house price inflation will ease over the course of this year as higher unemployment and weaker income growth reduces consumer confidence. A sustained easing in house price inflation combined with slower growth in consumer spending should help to reduce some of the pressure on the Monetary Policy Committee to increase short term interest rates.

First-time buyers are continuing to find it difficult to buy property in many parts of the country as supply shortages and high prices are preventing buyers from getting on to the property ladder. However, we expect that an easing in house price inflation in 2002 (particularly in London) will provide some welcome help to this important buyer group."